UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
NuMee Inc

Legal status of issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of organization:
    December 3, 2020

Physical address of issuer:
25 Johnson Rd
Foster, RI 02825

Website of issuer:
http://numeecan.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Common Stock

Target number of securities to be offered:
50,000

Price (or method for determining price):
$1

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$500,000

Deadline to reach the target offering amount:
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	11,201	0
Cash & Cash Equivalents	2,826	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-11,299	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the consumer health and wellness industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the consumer health and wellness industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the consumer health and wellness industry;
- growth of, and risks inherent in, the consumer health and wellness industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products and services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to NuMee Inc shall include any joint venture in which NuMee Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of NuMee Inc.

"Company " means NuMee Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means NuMee Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Common Stock of NuMee Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes to the Shares.

THE COMPANY

1. Name of issuer:
NuMee Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS and OFFICERS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. All names are both directors and officers, with the exception of Cheryl Champion the director of schools channel, who is not an officer:

Name: Ryan Small (Director and Officer) **Dates of Board Service:** Jan 4 2021 to present

Principal Occupation:
Chief Executive Officer, NuMee Inc.

Employer:
NuMee Inc.
Total Wellness platform including an app and custom modular gym space

CEO, December 3rd 2020 to present
Built up the NuMee Inc. team to get the business funded, staffed, and into the market. Lead the vision and mission for NuMee inc.

Business Experience:
Employed by General Dynamics Electric boat as a supervisor for the past 10 years. Lead supervisor for industrial radiography quality control of submarine construction. Ryan has owned several companies making and building and handled operations, startup, finances in stone masonry / landscaping and knife making and tool sharpening. Ryan emphasizes the importance of valuing employees and empowering their ability to become leaders.

Employer:
General Dynamics Electric Boat
Military Submarine Manufacturer

Supervisor for industrial radiography quality control, 2011 to Oct 2021
Oversee staff responsible for performing radiography quality control on submarine fabrication. Implement process improvements, hire, fire, coach, work with other departments to complete construction of submarine

Name: James Frank **Dates of Board Service:** Jan 2021 to present

Principal Occupation:
Principal, Solutions Team at Resource Innovations, Inc.

Chief Operating Officer, NuMee Inc.
Chairman of NuMee Inc. Board of Directors

Employer:
Resource Innovations
Utility Industry consulting firm implementing energy efficiency and rebate programs for Energy Utilities.

Principal, Solutions Team, January 2021 to present

Business Experience:
Lead the product development, process creation, and project management teams. Responsible for the creation of new offerings and products and their go to market plans and strategies. Responsible for creation of internal process improvement, template and tool creation in the execution of contracts and work deliverables.

Employer:
CLEAResult Inc.
Utility Industry consulting firm implementing energy efficiency and rebate programs for Energy Utilities.

Sr Strategist, 2018 - 2020
Responsible for commercial product line market strategy, research, strategic partnerships, product development methodology, and offering documentation.

Name: Anthony Zonfrilli   **Dates of Board Service:** Jan 2021 to present

Principal Occupation:
Owner T Cycle and Automotive, a Harley mechanic shop and NEF Records, a recording studio
Chief Design Officer, NuMee Inc.

Employer:
Self Employed / Owner T Cycle and Automotive, a Harley mechanic shop and NEF Records, a recording studio

Owner, January 2015 to present

Business Experience:
In addition to managing all aspects of operations, Tony performed the work directly as the lead mechanic completing all repairs including mechanical, electrical, welding, and fabrication.
For NEF Records acted as an audio engineer, studio musician, and technician. Tony designed and built proprietary custom pedals for guitar signal modification

Name: Todd Davis   **Dates of Board Service:** Mar 2021 to present

Principal Occupation:
Marketing Leader
Chief Marketing Officer, NuMee Inc.

Employer:
Be Television Network
BE. TV Network will not only consist of a specialized media website but the social media and digital marketing services with a combination of devices and apps that distribute your channel to large audiences globally, from mobile phones to TV sets in the living room. Be.Tv will cater the show to the audience and not conform the audience to the Show.

Creative Director, June 2020 to present

Business Experience:
Responsible for the creative direction of BE.TV and oversee content management, and content provider relationships.

Employer:
Ideology Consulting Group
Consulting firm that can take responsibility for developing plans and executing projects and initiatives that support the broader short and long-term marketing strategy.

Brand Manager, September 2012 to present
Responsible for all aspects of branding including logo, color themes, templates, market presence, brand standard operating procedures.

Name: Kate Macinanti   **Dates of Board Service:** June 2021 to present

Principal Occupation:
Wellness Coach / Professional
Chief Wellness Officer, NuMee Inc.

Employer:
Self Employed Wellness Coach
Self Employed, Jan 2009 to present

Business Experience:
Health & Wellness professional, focusing on Nutrition, Fitness, Nourishment, and overall Wellness. I work individually or with groups, face to face or long-distance. My goal is to help people regain control and happiness within themselves and their lives. Kate also has 20 years of IT / software development experience.

Employer:
Schneider Electric
Schneider's purpose is to empower all to make the most of our energy and resources, bridging progress and sustainability for all. We provide energy and automation digital solutions for efficiency and sustainability. We combine world-leading energy technologies, real-time automation, software and services into integrated solutions for Homes, Buildings, Data Centers, Infrastructure and Industries.

Communications Quality Assurance Director, *June 1998 - April 2017*
Kate spent just shy of 20 years working at the Director level, working as a liaison between the Global Corporate IT Team and the Digital Marketing & Communication Team for Schneider Electric - a global leader in energy and automation digital solutions for efficiency and sustainability. In her time with Schneider Electric she built, developed and implemented a worldwide Website Quality Assurance Team complete with web SDLC processes and platforms. These platforms & processes included creating, developing & maintaining robust Development, Staging, Testing/Deployment & Production front-end and back-end environments; as well established the company's web development team's Automated Testing & Code Repository Platforms. This role also required hands-on people management, as Kate Hired, trained, and managed, both in-person and remote, worldwide team members in North America, Europe, India & Asia-Pacific during her time here.

Name: Maura Barclay   **Dates of Board Service:** September 2021 to present

Principal Occupation:
Wellness Coach / Professional
Chief Mindset and Culture Officer, NuMee Inc.

Employer:
Self Employed Wellness Coach
MCBC Consulting, LLC, Jan 2019 to present

Business Experience:
Maura Barclay is a Neuro Facilitation Practitioner, author and Transformational Leadership Consultant who is best known for her thought leadership in intuitive empowerment field with her book and Unbreakable Woman® programs which she presented across the nation for over a decade at federal agencies, fortune 500 companies and the US military.

Her early career as a mind-body Master Instructor contributed to the proven, evidence-based methodology in her Culture Fitness programs, which help businesses create adaptive, inclusive cultures in an ever-changing work force. She currently serves on multiple boards as their Chief Mindset & Culture Officer.

At NuMee she is responsible for the Mindset pillar of the customer journey as well as identifying potential investors and organizing meetings with investors, contributing to other areas of the customer journey (wellness, education, etc) and being the brand ambassador. Also creating a clear and present culture that is visible to the customer which is an extension of the company culture. Responsible for creating cultural continuity across the company and its products and services, supporting an inclusive environment, delivering private mentoring for nuMee CEO and other board members as needed as well as contributing to the creation of company core values, purpose, vision and mission.

Employer:
EQUINOX NY, NY
Schneider's purpose is to empower all to make the most of our energy and resources, bridging progress and sustainability for all. We provide energy and automation digital solutions for efficiency and sustainability. We combine world-leading energy technologies, real-time automation, software and services into integrated solutions for Homes, Buildings, Data Centers, Infrastructure and Industries.

Director of Empowerment & Advocacy, *2017 – 2019*
Created and delivered empowerment trainings to staff as well as customer facing events. Helped develop HR programming such as sexual harassment prevention. Created original D & I initiatives such as appropriate languaging for the Trans community in sales interactions. Acted as mentor and coach for staff as well as senior leadership for bias navigation and cultural sensitivity. Brought in national experts to help build inclusive training curriculum.

Name: Cheryl Champion   **Dates of Board Service:** September 2021 to present

Principal Occupation:
Educator

Employer:
Entrepreneur of Life by Design

Self Employed, Mar 2020 to present

Business Experience:
B.S. Health & Physical Education (PK-12), M.E. Special Education (PK-12). Certificated Supervisor of Special Education, Principal, Elementary & Secondary, Superintendents Letter of Eligibility (PK-12). Since retirement Cheryl works as a consultant with the goal to match people with products that provide solutions for creating residual income as well as providing numerous health and well being solutions!

Employer:
Donegal School District

School District in easter Pennsylvania.

Director of Curriculum and Instruction and Secondary Education, *July 2011 - July 2018*
Responsible for curriculum used by teachers, instruction methodologies used for both primary and secondary education for Donegal School District.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Ryan Small	600,000	29%
Jim Frank	600,000	29%
Tony Zonfrilli	600,000	29%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$107,000**
Less: Offering Expenses		
Portal Fee	$3,500	$7,490
Other Offering Expenses	$1,500	$1,500
Net Proceeds	**$45,000**	**$98,010**
nuMee Can Production	$18,000	$35,000
App Development	$18,000	$35,000
Patent / IP	$5,000	$10,000
Marketing	$2,500	$10,000
Working Capital	$1,500	$8,010

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000 USD
Maximum Target	$500,000 USD
Pre-money Valuation	$1,800,000 USD
Equity Offered	2.7% - 21.74%
Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	0 0000

Share Price	$1.00

Shares Offered
50,000 - 500,000

Shares Issued After Offering
1,850,000 - 2,300,000

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless

the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Common Stock	10,000,000	1,800,000	YES	NO
Non-Voting Common Stock	10,000,000	0	NO	NO
Stock Options (Voting Common Stock)	N/A	270,000	N/A	N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

    b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer. The Purchasers of the securities offered, as holders of Non-Voting Common Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock
The Management used 5-year-average P/E ratio of Standard & Poor's 500 Index and the 2022's projected fully diluted earnings per share to calculate the reasonable share price of the Company. According to the management, the projected net income in 2022 is expected to be $84,730. The fully diluted number of shares of the Company is 2,070,000 (common stock plus options). As a result, the 2022's projected fully diluted earnings per share is:

$84,730 / 2,070,000 = $0.0409

Therefore, if matching the share price of the Company with the 5-year-average P/E ratio of Standard & Poor's 500 Index, the share price of the Company is priced as:

Projected Fully Diluted Earnings per Share x 5-year-average P/E ratio of Standard & Poor's 500 Index
= $0.0409 x 25.80
= $1.055

Reference:

2023	TOTAL
Sales	$1,748,081
nuMee Can	$ 630,257
Member upcharges	$ 370,656
Coaches	$ 499,356
Merchandise	$ 77,220
Ads	$ 20,592
subscription	$ 150,000
COGS - Total	$1,034,128
COGS - Labor	$ 477,500
Coaches	$ 449,420
Logistics	$ 28,080
COGS - Materials	$ 556,628
Misc	$ 19,500
Production Facility	$ 104,885
Merchandise	$ 50,193
NuMee Can	$ 382,050
Gross Profit	$ 713,953
Gross Margin	40.84%
nuMee Can units	9
EXPENSES	$ 629,223
electricity	$ 15,000
retail lease	$ 54,000
license	$ 2,250
insurance	$ 17,481
shipping	$ 3,000
website	$ 3,000
advertising	$ 17,481
app hosting	$ 6,000
app developers	$ 90,000
tax	$ 71,395
Salaries	$ 349,616
Net Profit	$ 84,730
Net Margin	4.8%
Cashflow	$ 84,730

S&P 500 PE Ratio by Year	
Jan 1, 2021	35.96
Jan 1, 2020	24.88
Jan 1, 2019	19.6
Jan 1, 2018	24.97
Jan 1, 2017	23.59
5-Year Average	**25.80**

For rounding and simplicity purposes, we set our offering price of our Common Stock at **$1 per share.**

The Board of Directors of the Company believes PE multiple is a widely used valuation method and appropriate to value our shares offered.

The valuation above methodology includes estimates and assumptions including forecasts of future net income that require significant judgments. These valuations consider a number of objective and subjective factors, including the Company's actual operating and financial performance, external business and market conditions. Significant changes to the key assumptions used in the valuation could result in different fair values of the Company's Common Stock at each valuation date.

Methods for how the securities may be valued by the issuer in the future:
We may apply the following valuation methods for the future valuation of our Common Stock or securities to be issued:
1. Price/Earnings Ratio of companies similar and comparable to us.
2. Recent comparable financings of companies similar and comparable to us.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
● Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
● The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
● Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
● Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.

- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Issuer doesn't have any material terms of any indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. any director or officer of the issuer;

   b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

   c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

   d. any immediate family member of any of the foregoing persons.

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Although the Issuer was incorporated in December 2020, the Issuer held its first board meeting, elected its officers and started its business operation in March 2021, and therefore the issuer doesn't have a significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation

The Company started its business operation in March 2021

Revenues

As of September 30, 2021, the Company didn't record any revenue and cost of goods sold.

Operating Expenses

Total Expenses are the operating expenses, including expenses in contractors, job supplies, legal and professional services.

As of September 30, 2021, total operating expenses were $15,699.

Net Income

Since the Company had no revenue yet, the net loss of the company, as of September 30, 2021, was $15,699.

Cash flows

As of September 30, 2021, the cash flow used by operating activities was $15,699, which was equal to the operating expense of the company during the period. The cash flow used by investing activities was $3,975, fully due to patent costs. The cash flow generated from financing activities was $22,500 because of capital contributions by owners.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $2,826 as of September 30, 2021.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 2-3 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in the past. But investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?
        No

        (B) engaging in the business of securities, insurance or banking?
        No

        (C) engaging in savings association or credit union activities?
        No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
    No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    No

    (ii) places limitations on the activities, functions or operations of such person?
    No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
    No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://numeecan.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

James B frank

_____
[Signature Code: UZDFF8i24ZN7bXsfOTuhHXyH4YcZrwbfglKRre0Aqzxau1ekhpOKFI35uNS6-bgOWK5lYu6bQ9ToeMRb6JKylla-AAw3dZoKExchAOzSvBdRg4u-7Yrkiw]

Jim Frank

Chief Operations Officer

Date: 20 Nov 2021

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Our Mission:

We make improving mindset, nutrition, and fitness fast and fun!

Business Plan – Proprietary and Confidential nuMee, Inc. all rights reserved © 2021

Table of Contents

Confidentiality

By reading this document the recipient of the nuMee Business Plan hereby acknowledges that the information provided is completely confidential and therefore the reader agrees not to disclose anything found in the business plan without the express written consent of Ryan Small or James B Frank.

It is also acknowledged by the reader that the information to be furnished in this business plan is in all aspects confidential in nature, other than information that is in the public domain through other means and that any disclosure or use of the same by the reader may cause serious harm and or damage to nuMee.

Upon request this business plan document will be immediately returned to Ryan Small or James B Frank.

This is a business plan. It does not imply an offer of any securities.

Forward Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating general interest in the business.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Executive Summary

NuMee is a total wellness journey company. A mobile app creates a nutrition, exercise, and mindset plan with exercises and activities that can be done from home and in our proprietary modular facility. Some content is self-directed and other content is led by a practitioner. The app connects customers to practitioners that help guide in the execution of the plan to achieve wellness goals. NuMee is a platform and a marketplace using the wellness plan to help guide users to products and coaches using a gamified user experience that offers fast rewards to help close the motivation gap that prevents or slows success. The modular facility, called the nuMee Can consists of small modular upcycled shipping containers built out with all the features of a state-of-the-art gym that can be quickly and easily deployed to customers or practitioners that want a private custom studio space.

Objectives

Phase 1:   Build the initial prototype facility with 2 layout options and minimum viable app allowing local practitioners to use the facility, create wellness plans to pilot the system, take lessons learned and create final production versions.

Phase 2:   Expand the app to enhance the gamification features and add a way to score techniques, methods, and practitioners. Incorporate social media features. Support group features.

Phase 3:   Add HIPAA compliance to connect medical practitioners. Add VR/AR for use in the nuMee Can.

Mission Statement

To make improving mindset, nutrition, and fitness fast and fun. To meet individuals where they are and give them a clear, achievable roadmap to wellness. To provide a safe and non-threatening space for guided training and support to foster healthy habits that improve diet, mind, and strength.

Skills and Key Capabilities Needed

Critical positions are secured are as follows:

- CEO   Ryan Small
- Operations   James B Frank
- Technology / Software   Jerry Hayward
- Marketing / Sales   Todd Social
- Product Design   Anthony Zonfrilli
- Wellness   Kate Macinanti
- Culture and Mindset   Maura Barclay
- Schools   Cheryl Champion
- CFO   TBD

Team bios are in the Team section below. In addition to the above roles, we will need a production facility capable of scaling quickly to meet growing demand. We will need to outsource software dev until an internal team can be built and trained. We are actively negotiating these relationships.

Description of Business

We provide free ad sponsored or no add paid subscription to our proprietary wellness journey application, network of facilities, nuMee games, experience, and wellness practitioners. The creation of your path to wellness is free, but a subscription is required to get access to premium self-directed content, discounted coaching session rates, and advanced featuers.

We will have a fleet of mobile gyms / wellness spaces owned and run by coaches / practitioners on our network equipped to support a variety of wellness activities. In addition to the low monthly subscription, time with a practitioner is an extra fee, wellness / sports drinks, healthy meals, and products may be sold in the facility via a vending machine, but access to content and functionality on the application can be from anywhere.

Our goal is to enable practitioners to have access to a facility at a low cost that meets COVID requirements and caters to those that prefer a private space to get well and give customers access to a wellness plan they can execute from anywhere.

The App will recommend support teams to users as well as activities and practitioners of those activities that are appropriate for their current circumstance.

Business Model

The app will have the following membership types:

- Free subscription
- Basic Subscription
- Platinum Subscription
- Budget Based Subscription

The free membership has higher pay per use fees and gets ads. Paid memberships get a discount on practitioner sessions and access to premium content. In addition to a "good, better, best" subscription we will allow budgets to be set for monthly ad hoc spending and lower cost group sessions if solo sessions are not within the established budget.

The nuMee Can

Initial pre-configured models will include 2 layouts. A yoga / crossfit option and a weights / bike option. Custom build to suit will always be an option. A prototype will serve as a model for use in sales. Sales will be pre-order to start. We will accept ½ down and ½ on delivery. Financing of each nuMee Can will be direct pay, financed via a partner. We are considering a crowd funded REIT.

Location

Headquarters in Foster, Rhode Island

Products and Key Features

- 20'x8' & 40'x8' wellness facility
- Wellness plans
- Practitioner marketplace
- Practitioner business tool suite
- Group support teams
- Recommendation algorithms
- Avatar gamification concept

Suppliers

- Drink vendors
- Healthy Meal vendors
- Light and sound devices
- UV lighting
- Exercise equipment
- Sauna
- Electrical
- Shipping Containers
- Spray on Coatings
- Hardware, lumber, paint

Customer Journey

To start with you will create an avatar that represents your current state of wellness. This avatar is your digital self, your digital soul. As you follow your wellness plan, your nuMee avatar shows improvement based on those wellness activities. Certain entertaining features in the app take in to account the improvement your nuMee has made and its current appearance. NuMee is a personal catered wellness journey including diet, mind, and exercise. Initial introductory conversations with practitioners will be remote and can be from the customers' home or inside a nuMee Can. Once a plan is established, the customer will use the wellness space once a week to once a month or as appropriate. These can be remote or in person sessions as the facility will have large format TVs and cameras to connect digitally to friends and practitioners. The Customer Journey outline is as follows:

1. Download App
2. Register for services and payment on the website
3. Create an Avatar
4. Create your Avatar Wellness Profile
5. Complete your Wellness Map
6. Choose activities you are interested in
7. Select a team to be a part of
8. Select a few coaches
9. Set up a schedule
10. Start playing your way to mindset, nutrition, and fitness wellness

To start our pilot proof of concept we will begin with simple minimum viable product for the app to get a small control test groups feedback on its design. We will use this data to inform what to build, what people like and do not like to finish our App and production designs.

Wellness Plans

People pay hundreds if not thousands of dollars a month for insurance just to cover any accidents or unforeseen health problems. Why are we not investing in our wellness before it takes a turn for the worse? We must figure out where people are, meet them there and take them to where they need to be to meet their goals. This must be a holistic approach including:

- Mind
- Nutrition
- Fitness

Mind

The mind is where our body is programmed. The body responds and accommodates our programmed beliefs about ourselves. We must work to have a positive view of ourselves and believe we can be well to make the needed change.

Nutrition

Food fuels our body. It can only use the fuel we provide it. Most boxed or canned food contain bad seed oil, harmful preservatives, and added sugars. Synthetic oils and sugar damage the body's ability to heal and process food correctly. While certain food groups are not inherently bad such as red meat, dairy, fruits, vegetables, the way they are processed or raised can add harmful chemicals and antibiotics. In addition, different body types and individuals respond differently to each food group.

Fitness

Our bodies require exercise. Our muscles and joints need to be worked to move out lactic acid, rebuild muscle and other tissues. Depending on your current mind and body state, the type of exercise that is appropriate for you now can vary dramatically. How can one new "diet" fad or groundbreaking exercise machine or fitness regime address all 3? The answer is it cannot.

We need a customized comprehensive wellness plan that meets you where you are and makes a map to where you want to be.

Why use an avatar?

It is always uncomfortable or embarrassing to deal with the weakness that has caused you to decline in health. The unhealthy habits we have developed in life that have lead us to where we are will need to be broken. We are quite literally addicted to our unhealthy lifestyle and breaking that addiction is difficult. The most successful efforts to break addiction include a support group for the addict. Because it is embarrassing to discuss your weakness with others, the avatar offers anonymity and a third party to "take care of" by taking care of yourself.
When you create an avatar, you create a profile of your actual mental state, diet habits, and exercise routines, but nuMee makes this anonymous using the avatar. Those that do not take care of themselves often find it easier to take care of others such as the Avatar. The avatar allows you to join groups of others with similar circumstances to discuss and support each other without using any personally identifiable information. Patients with concerns about privacy can share more openly with their doctors, therapists, and nutritionists. The avatar allows for social interactions, support groups, and even friendly competition while maintaining your privacy.

Your Avatar profile

In order to figure out where people are at with their wellness journey we will need to establish a profile for their mental state, diet habits, and physical fitness.

Personality

It is well established that there are different personality types. This should be considered in the wellness plan. Approach people the way they prefer to communicate and in ways they will respond positively to.

Wellness Pace

Depending on what each user struggles with the pace of progress must fit within their schedule and circumstances.

Support Groups

Much like other 12 step recovery groups, users should be referred to groups of likeminded people who can help hold them accountable and share success and failure. We should incorporate the critical 12 step elements where possible and in ways that make sense.

Manufacturing

Product will be manufactured at a yard in Foster RI. We are actively seeking production scaling options in Phoenix Arizona.

Management



RYAN SMALL - *Chief Executive Officer*

Entrepreneur, Leader, with experience in fabrication, QC, problem solving and connecting dots.

A servant leader, Ryan dedicates his energy to bringing out the best and others and helping them do what they do best.

Ryan founded nuMee and leads the vision and passion.



TONY ZONFRILLI - *Chief Design Officer*

Mechanics and fabrication expert with 20 years as a Master Technician. Owner and operator of a busy shop. Other experience includes heavy equipment operator and head of maintenance.

Tony will coordinate and manages a team providing all aspects of nuMee physical site production, including design, layout, and material sourcing.



JIM FRANK - *Chief Operating Officer*

Serial Entrepreneur, Product Development, Systems, Process, and infrastructure expert with nearly a dozen startups under his belt. Nearly 50 million in contracts personally designed and/or negotiated.

Jim will be setting up business systems, and infrastructure, business plan, financials, patent, capital raise, product development, and is the chairman of the board



TODD DAVIS – *Chief Marketing Officer*

Serial Entrepreneur, Futurist, Digital Disruptor, Creative Influencer SME known for early test market launches for Uber, Doordash and working with companies like 23andMe, GM, Starbucks, Target in strategy, real estate, and business development.

Responsible for GTM (Go to Market) Strategy, pre and post marketing launch and marketing department.



CHERYL CHAMPION - *Schools Channel Director*

B.S. Health & Physical Education (PK-12), M.E. Special Education (PK-12). Certificated Supervisor of Special Education, Principal, Elementary & Secondary, Superintendent certificate (PK-12). Wrote a $275,000 grant to implement a unifying affective skills program called Voices Reading. Created an inner-city soccer program.

Cheryl leads the schools channel dedicated to bolstering students' mindset, nutrition, and fitness



KATE MACINANTI - *Chief Wellness Officer*

Longevity Health & Wellness Professional with a Master's in Adult Education. 30+ years experience in Fitness, Nutrition, and Mental Health industry combined with 20+ years experience in Corporate IT and Education sectors.

Established in Corporate IT, Public Education, and Health & Wellness verticals, she is focused on creating a customer wellness journey that is science-backed with evidence-based research and planning.



MAURA BARCLAY - *Chief Mindset & Culture Officer*

Neuro Facilitation Practitioner, author, mind-body Master Instructor and Transformational Leadership Consultant known for her book and Unbreakable Woman® programs presented across the nation at federal agencies, fortune 500 companies, and the US military.

Maura leads nuMee mindset pillar and company culture. Her evidence-based Culture Fitness methodology creates resilient, adaptive cultures in an ever-changing work force.



DYANE CARRERE

Partner/Advisor

Author of:

The Re-Set Process



WANDA BANKS-GREEN

Partner/Advisor

Branding

Financial Management

Quickbooks online for bookkeeping and invoicing and a proprietary app to manage revenue share. Proprietary spreadsheet-based financials for full proforma forecasts. James Frank is treasurer and the only one with access to company funds.

Marketing

Once the prototype is built and tested, we will have a pilot test in Phoenix Arizona and the Rhode Island / Connecticut area to spread awareness generate interested users, obtain working capital, and advertise it on Facebook and google. Prior to launch we will host pop-up events with a mobile facility to help generate interest. A short series of testimonials will be on YouTube. A ground game effort to build community around each location and among like-minded, like-positioned customers as a support group. As these support groups build, awareness through social media platforms will spread the word. Build an online presence with proprietary media content to begin creating an online community.

Market Segmentation

The global wellness industry is a 1.5Trillion dollar industry. In the US our target markets are as follows:

Diet and Weight Loss

- 71 billion
- Addressable - 0.1% in subscriptions & coach rev share at 10% of 1% =   142MM

Fitness Coaching

- 10.5 billion

- Addressable – 10% cut of 1% of Fitness Trainer participation rev share =   10.5MM

Self-Improvement

- 13 Billion
- Addressable – 10% of 1% Mindset coach participation rev share =   13MM

Home Gym

- 5.2 Billion
- Addressable – 5% total market penetration =   262MM

Total Addressable Market =   430MM

We will focus on building a network of practitioners within these segments looking for a private space they can use that will cost less than a retail lease and is customized to their specs. We will also target coaches with their own in-home studio space or other private space. Target end customer demographic will be people who do not like public gyms, want constant access to their wellness tracking and coaches, those that are in poor health and are looking for alternative medicine or natural health remedies, athletes looking for a private space connected to their coaches, and schools looking for a way to help students improve wellbeing.

Strategy and Implementation

To begin with a local trainer or practitioner will be retained to build a local network of other professionals, set up and maintain the facility, and manage local promotion. Each location launch will be advertised and promoted with a series of pop-ups featuring a touring nuMee Can to generate interest gain free or paid subscribers.

Pricing

Sale Item	Per Unit	Detail
Free Subscription	Free!	Basic content, ads
Basic Subscription	$20 / Month	Premium Content, no ads, discounted Coaching
Pro Subscription	$99 / Month	Full Access, no ads, 3 group sessions a month
*Budget Subscription	~$75 / Month	Set a budget, we optimize access accordingly
**Solo / Group Session	10% of session	Coach revenue share
Coach Tool Kit upsell	$30 -$95 / Month	Social Media creation and VA support
Ads	$0.50 / click	Relevant product / service ads

Estimated average available discretionary funds

**Session cost set by Coaches*

Advertising Revenue

We will allow limited opt in advertising on the app for practitioners and products that are vetted and proven to help. We will also partner with retailers to offer points towards coupons for various products and services.

Competition

We are a wellness platform not just a wellness product. We will drive users to existing wellness methodologies via self-instruction and as instructed by practitioners on the platform. We differentiate ourselves in 2 primary ways. First, we are holistic and look for the root cause of the problem. We span mind, nutrition, and fitness. Second, we plug the motivation / retention gap in the average person's pursuit of wellness by gamifying, connecting people to each other and to

coaches. Other platforms that are our competitors include those such as Noom, Pelaton, Weight Watchers, Nutrisystem, Sanvello, and Talkspace.

1. NuMee   All 3   Free - $400 / Month

Each of our competitors focuses on only one aspect of health:

1. Noom   Nutrition $59 / month
2. Pelaton   Fitness $39 / month
3. Weight Watchers   Nutrition $20 - $60 / month
4. Nutrisystem   Nutrition $250-$350 / month
5. Sanvello   Mental Health $9 / month
6. Talkspace   Mental Health $260 / month



NuMee will not be perceived as low cost despite having a free subscription level as time with practitioners will put average monthly cost in range of Talkspace and Nutrisystem. The budget subscription option allows for group session cost effectiveness to make access to practitioners open to all. Because we have a free and low-cost option, users may work through motivation and other barriers to committing funds to their wellness over time. Eventually resulting in a higher penetration and close rate of interested users.

Noom

Estimated revenue for 2021 is around 526MM per growjo.com. They are only focused on Nutrition. Started in 2008 with significant brand recognition. They offer a similar wellness plan with coaches that help guide the user.

Pelaton

Estimated revenue for 2021 of around 925MM per CNBC. They are focused on fitness. Founded in 2012 with significant brand recognition. They sell fitness equipment and have a membership to a community of trainers and other members.

Weight Watchers

Estimated revenue for 2021 is 1.5B. They are focused on diet and nutrition. Founded in 1963 with one of the most well-known brands for losing weight. They have an app and community of coaches featuring a wellness journey and diet / meal plan. 012

Nutrisystem

According to Zoominfo revenue is around 700MM. They are focused on nutrition and diet. Founded in 1972, they are among the top known brands for weight loss. Primarily a meal plan and meal delivery service.

Sanvello

Per growjo.com revenue is about 30MM. Focused on Mental Health and wellbeing they were founded 2015. It's a mobile app that utilizes tools from cognitive behavioral therapy to help users manage stress, anxiety, and depression.

Talkspace

www.healthcaredive.com puts 2021 revenue for Talkspace at 125MM. Focused on talk therapy online they were founded in 2012 and are approaching an IPO. Primary service is connecting users to therapists online.

Appendix

Start-Up Expense Detail

We will begin with a 20' version but have included cost of a larger 40' version. The 40' version is not included in the financials at this time.

Built Out Costs	Materials		Labor hrs		Labor cost		
	20'	40'	20'	40'	$/hr	20'	40'
squat rack	$2,500	$2,500	5	7	$25	$125	$175
weights	$1,500	$1,500	1	1.5	$25	$25	$38
Light and Sound	$2,500	$2,500	3	1	$50	$150	$50
bike / machine	$1,500	$4,000	1	1	$25	$25	$25
treadmill / machine	$2,500	$5,000	1	1	$25	$25	$25
mirror	$2,500	$7,500	2	2	$50	$100	$100
speakers	$1,000	$2,000	3	3	$50	$150	$150
sauna	$3,000	$3,000	4	4	$25	$100	$100
sanitation station	$1,000	$1,500	3	3	$25	$75	$75
UV self-cleaning	$2,000	$4,500	3	3	$50	$150	$150
steel	$3,500	$5,000	20	30	$50	$1,000	$1,500
flooring	$1,200	$2,400	4	4	$40	$160	$160
paint	$1,500	$3,000	5	7	$40	$200	$280
trim	$750	$1,500	4	7	$40	$160	$280
door / Security	$2,000	$3,500	3	5	$50	$150	$250
drink machine	$2,000	$2,000	2	2	$20	$40	$40
HVAC	$7,500	$9,500	4	2	$150	$600	$300
set up / training	$5,000	$5,000	5	5	$100	$500	$500
container cost	$2,250	$2,650	4	4	$100	$400	$400
totals	$45,700	$68,550	77.00	$93	$940	$4,135	$4,598

Total Cost	labor	materials	Total
20'	$4,135	$45,700	$ 49,835
40'	$4,598	$68,550	$ 73,148

nuMee Can Production	$100,000
App Development	$100,000
Patent / IP	$50,000
Marketing	$25,000
Working Capital	$25,000
Total	$300,000

Appendix B - RISK FACTORS

We may not be able to manage the growth of our business and operations or implement our business strategies successfully, or at all.

Our business may become increasingly complex in terms of both type and scale. Any future expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. If we are unable to manage our growth effectively, our business and prospects may be materially and adversely affected.

We are also continually executing a number of new initiatives, strategies and operating plans designed to enhance our business. These initiatives are new and evolving, some of which are still at the inception or trial stage and may prove unsuccessful. We may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies and operating plans adversely affects our operations, or it costs more or takes longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

The industries we operate in are highly competitive. Our key competitors include, but not limited to, traditional offline wellness centers and online wellness platforms and companies that offer online health and wellness services. These companies may have greater financial, technical, research and development, marketing, distribution, retail and other resources than we do. They may also have longer operating histories, a larger user base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than us and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or will operate.

In addition, many operators in the health and wellness industry have consolidated in recent years to create larger enterprises with greater bargaining power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further competitive pressure. New partnerships and strategic alliances in the health and wellness industry also can alter market dynamics and adversely impact our businesses and competitive positioning.

We are in the early stage of development with a limited operating history in an emerging and dynamic "Internet + Wellness" industry, and our results of operations and financial performance are full of uncertainties.

We operate in the emerging and dynamic health and wellness, e-commerce and online wellness services in USA. These industries are relatively new and it is uncertain whether such industries would achieve and sustain high levels of demand, consumer acceptance and market reaction.

In addition, we cannot assure you that we can successfully continue to implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early stage company operating in emerging and dynamic industries, including, among other things, our ability to attract and retain users, our ability to create value for participants in our ecosystem and increase monetization, our ability to navigate an evolving environment, our ability to provide high-quality products and satisfactory services, build up our reputation and promote our brand, and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

Any damage to the reputation and recognition of our brand names, including negative publicity against us, may materially and adversely affect our business operations and prospects.

We depend on our reputation and brand names in many aspects of our business operations. However, we cannot assure you that we will be able to maintain a positive reputation or brand names for all of our businesses in the future. Our reputation and brand names may be materially and adversely affected by a number of factors, many of which are beyond our control.

Any damage to our brand names or reputation as a result of these or other factors may cause our products and services to be perceived unfavorably by users, third-party merchants, medical practitioners and other business partners, and our business operations and prospects could be materially and adversely affected as a result.

If we are unable to continue to attract and retain users, provide superior user experience and maintain users' trust in our platform, our business, financial condition and results of operations may be materially and adversely affected.

We provide free ad sponsored or no add paid subscription to our proprietary wellness journey application, network of facilities, nuMee games, experience, and wellness practitioners but a subscription is required to get access to premium self-directed content, discounted coaching session rates, and advanced featuers, which accounts for the majority of our revenue. Therefore, our business is highly dependent on our user base. In order to do so, we need to continue to provide a wide selection of online and offline products, maintain the quality of products, source products that are responsive to user demands, ensure timely and reliable delivery, flexible payment options and

superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties in the provision of our products and services, such as third-party merchants, suppliers and medical practitioners. Their failure to provide high-quality user experience to our users may adversely affect our users' receptiveness of, and willingness to purchase, our products and services, which may damage our reputation and cause us to lose users.

Our sale of health and wellness products and services is subject to a variety of risks, which may materially affect our business, financial condition and results of operations.
We generate a vast majority of our revenues from the sale of health and wellness products and services. Maintaining and increasing sales of health and wellness products and services is subject to a variety of risks, including:

• inability to successfully execute effective marketing and promotional programs necessary to maintain and increase awareness of our brand and products, to the extent permitted by applicable laws and regulations;

• failure to implement effective pricing and other strategies in response to market competition;

• inability to respond to changes in demand and preferences of our users in a timely manner;

• our inability to obtain and maintain regulatory or governmental permits, approvals and clearances;

• the risk of, and resulting liability from, any contamination, injury or other harm caused by any use, misuse or misdiagnosis involving products or services provided by us

Our business generates and processes a large amount of data, and improper use or disclosure of such data could harm our reputation and have a material adverse effect on our business and prospects.
Our business generates and processes a large amount of personal, transaction, demographic and behavioral data including health records and other personal information. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

• protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;

• addressing concerns related to privacy and sharing, safety, security and other factors; and

• complying with applicable laws, rules and regulations relating to the collection, use, provision or security of personal information, including any requests from regulatory and government authorities relating to such data.

We may become subject to liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

Claims, user complaints or penalties may arise if any of our products, services and facilities are deemed or proven to be unsafe or ineffective. In addition, in the event that any use or misuse of the products we sell results in personal injury or death, product liability claims may be brought against us for damages. If we are unable to defend ourselves against such claims, among other things, we may be subject to civil liabilities for physical injury, death or other losses caused by our products, to criminal liabilities, and to the revocation of our business licenses. In addition, we may be required to suspend sales or cease sales of the relevant products and services.

Our expansion into new product categories and service offerings and substantial increase in product and service offerings may expose us to new challenges and more risks.

We may expand our product offerings to include a wide range of products. In addition to expanding the coverage of the health and wellness products. we may offer more convenient access to a wider spectrum of health and wellness services on our platform. Furthermore, leveraging our technology know-how and capabilities, we may create and provide various applications and solutions designed for different scenarios based on customer's respective needs. Expansion into diverse new product categories and service offerings and substantial increase in such expansion involves new risks and challenges. Our lack of familiarity with these products and services and lack of relevant user data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand. It may also make it more difficult for us to inspect and control the quality of our services. We may receive more user complaints about them and face costly liability claims which would harm our brand and reputation and our financial performance.

Our consumer health and wellness business and growth strategy depend on our ability to maintain and expand a network of qualified service providers.

If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed. The success of our services is dependent upon our continued ability to maintain and expand a network of qualified health and wellness service providers, like drink and healthy meal vendors, medical practitioners . If we are unable to attract and retain them, our business, results of operations and prospects would be adversely affected. These service providers could demand higher payments or take other actions that could result in higher costs, less attractive service for consumers. Our ability to develop and maintain satisfactory relationships with these service providers also may be negatively impacted by other factors not associated with us. The failure to maintain or to secure new cost-effective service provider contracts may result in a loss of or inability to grow our user base, higher costs or less attractive service for consumers, any of which could have a material adverse effect on our business, financial condition and results of operations.

We cannot guarantee that our new business initiatives will be successfully implemented or generate sustainable revenue or profit.

We continue to execute a number of new business initiatives, strategies and operating plans designed to diversify our business and unleash the monetization potential. For example, we plan to develop a mobile app that creates a nutrition, exercise, and mindset plan with exercises and activities that can be done from home and in our proprietary modular facility.

These business initiatives are new and evolving, some of which are still at the inception or trial stage and may prove unsuccessful. In addition, we may not have sufficient experience in executing these new business initiatives effectively. Our ability to predict our user preferences and needs and to customize our services to users may be limited, which could impede our ability to deliver the user experience expected by our users at the early stage of these business initiatives. Further, we may incur increasing development spending, sales and marketing expenditures, personnel expenses and compliance costs as more efforts on product and service development, brand and service promotion, general administration and legal compliance are required for our businesses newly launched or to be launched, and no guarantee on the effectiveness of our efforts can be given. As a result, we cannot assure you that any of these business initiatives will achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our efforts fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and results of operations may be materially and adversely impacted.

We may not be able to conduct our marketing activities effectively, properly or at reasonable costs, and we are subject to limitations in promoting our products and services, which will have a negative impact on our business operations.

We invest resources from time to time in a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. However, our brand promotion and marketing activities may not be well received and may not result in the levels of sales that we anticipate. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

Our results of operations are subject to seasonal fluctuations. We experience seasonality in our business, reflecting a combination of online retail seasonality patterns and new patterns associated with health and wellness products in particular.

We may experience more user traffic and purchase orders as a result of special promotional campaigns, which have significant impact on our results. Furthermore, we may experience seasonal fluctuations with different types of products and services. The seasonality of our business is subject to a variety of uncertainties and may increase further in the future. Our financial condition and results of operations for future periods may continue to fluctuate.

We are subject to risks associated with other parties with which we collaborate. If we cannot effectively cooperate with such other parties, or if such other parties fail to perform their obligations, provide reliable or satisfactory services, or operate their businesses, in each case in compliance with applicable laws and regulations, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate with certain other parties in providing products and services to our users. For example, we may work with drink and healthy meal vendors, medical practitioners. These parties may not be able to properly perform their duties under their agreements with us. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to

significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new parties to collaborate with us, the normal operations of our business may be affected, and our users may lose confidence in our products and services. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our system, including the leak or negligent use of data, or if our users are otherwise dissatisfied with their service quality, we could suffer reputational harm, even if these activities are not related to, attributable to or caused by us.

If our risk management system is not adequate or effective, and if it fails to detect potential risks in our business as intended, our business, financial condition and results of operations could be materially and adversely affected.

We have established our internal control system, such as an organizational framework and, policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of our risk management system, our risk management system may not be sufficiently effective in identifying, managing and preventing all risks if external circumstances change substantially or extraordinary events take place.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain users and provide superior user experience. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill user orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry.

If we fail to adopt new technologies or adapt our platform to changing user requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The industries we operate in are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and

practices, such as mobile internet, in a cost-effective and timely way. For example, we may need to invest in the development of many new technologies and business initiatives, such as AI, big data and cloud. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt the websites and mobile apps that we operate, and our proprietary technologies and systems to meet user requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our success depends upon the continuing services of our management team. We must continue to attract, retain and motivate a sufficient number of qualified personnel to maintain consistency in the quality and operation of our business. In addition, competition for experienced management and operating personnel in the health and wellness industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our key management and operating personnel or attract and retain high-quality personnel in the future.

Our future success depends on our ability to anticipate and respond in a timely manner to ever-evolving consumer tastes and preferences for fitness equipment products
The success and popularity of our fitness equipment products depend on our ability to identify trends and design products that appeal to our targeted customers. Trends and consumer preferences, however, may change frequently. We are unable to guarantee that we can anticipate and respond in a timely manner to changes in consumer tastes and preferences. If we are unable to successfully adjust to changes in consumer tastes and preferences, the demand for our products may decrease and our business, financial condition and results of operations may be adversely affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
NUMEE INC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among NuMee Inc, a company organized and existing under the laws of the State of Delaware ("NuMee Inc" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, NuMee Inc has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of non-voting common stock of NuMee Inc (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, NuMee Inc hereby issues to the Subscriber, and the Subscriber hereby subscribes from NuMee Inc **[Shares Subscripted] Shares**, at a Per Share Price equal to **$1.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to NuMee Inc as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But

the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge NuMee Inc 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of NuMee Inc and such decision is based upon a review of the Form C which has been filed by NuMee Inc with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from NuMee Inc in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about NuMee Inc;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of NuMee Inc or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in NuMee Inc;

d. NuMee Inc is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless NuMee Inc from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless NuMee Inc and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber

to NuMee Inc in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to NuMee Inc in connection therewith;

f. the Subscriber acknowledges that NuMee Inc has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and NuMee Inc shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and NuMee Inc is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with NuMee Inc (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

> c. the Subscriber is aware that an investment in NuMee Inc is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on NuMee Inc is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and NuMee Inc and depends on the advice of its legal and financial advisors and agrees that NuMee Inc will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and NuMee Inc; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by NuMee Inc. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by NuMee Inc and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes NuMee Inc to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 0 0000, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that NuMee Inc shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or

securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____

[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jim Frank

_____

Name: Jim Frank
Title: Chief Operations Officer
NuMee Inc

Appendix D - Financial Statements and Review Report

NUMEE, INC

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

TABLE OF CONTENTS

RICK L. HUG, CPA PC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
NuMee, Inc.
Foster, Rhode Island 02825

We have reviewed the accompanying interim financial statements of NuMee, Inc. (a corporation), which comprise the balance sheet as of September, 30 2021 and the related statements of operations, changes in stockholders' equity and cash flows from March 25, 2021 ("date of inception") to September 30, 2021 and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

-1-

7160 SW FIR LOOP • SUITE 102 • PORTLAND, OR 97223 • (503) 620-7465 • FAX (503) 968-8180

Supplementary Information

The supplementary information included in the Schedule of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information is the responsibility of management. We have not audited or reviewed such information and we do not express an opinion, a conclusion, nor provide any assurance on it.

Rick L. Hug CPA, PC



Portland, Oregon
November 18, 2021

NUMEE, INC.
"UNAUDITED" BALANCE SHEET
September 30, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,826
Total current assets		2,826
OTHER ASSETS		
Deferred income taxes		4,400
Patent cost		3,975
Total other assets		8,375
TOTAL ASSETS	**$**	**11,201**

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$	-
STOCKHOLDERS' EQUITY		11,201
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**11,201**

See accompanying notes and independent accountant's review report.

NUMEE, INC.
"UNAUDITED" STATEMENT OF OPERATIONS
From March 25, 2021 (Date of Inception) to September 30, 2021

REVENUE	$ -
OPERATING EXPENSES	
General and administrative expenses	15,699
TOTAL OPERATING EXPENSES	(15,699)
OTHER INCOME	
Income tax benefit	4,400
TOTAL OTHER INCOME	4,400
NET LOSS	$ (11,299)

NUMEE, INC.
"UNAUDITED" STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
From March 25, 2021 (Date of Inception) to September 30, 2021

BALANCE-BEGINNING OF PERIOD	$ -
CHANGES IN STOCKHOLDERS' EQUITY	
Voting common stock issued	180
Capital in excess of par value	22,380
Less: stock subscription receivable	(60)
Capital contributions	22,500
Net loss for the period	(11,299)
Total Changes in Stockholder's Equity	11,201
BALANCE-END OF PERIOD	$ **11,201**

See accompanying notes and independent accountant's review report.

-5-

NUMEE, INC.
"UNAUDITED" STATEMENT OF CASH FLOWS
From March 25, 2021 (Date of Inception) to September 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,299)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Income tax benefit		(4,400)
NET CASH USED BY OPERATING ACTIVITIES		(15,699)
CASH FLOWS FROM INVESTING ACTIVITIES		
Patent cost		(3,975)
NET CASH USED BY INVESTING ACTIVITIES		(3,975)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		22,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		22,500
NET INCREASE IN CASH AND CASH EQUIVALENTS		**2,826**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		**-**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$**	**2,826**

See accompanying notes and independent accountant's review report.

NOTE 1 – NATURE OF BUSINESS

NuMee Incorporated (the Company) was incorporated by the laws of the state of Delaware and registered to do business in the state of Rhode Island on December 3, 2020 with an inception date of March 25, 2021. The Company may also have offices in such other states or jurisdictions as the Board of Directors may from time to time designate.

The Company is a total wellness journey company headquartered in Foster, Rhode Island. A mobile application creates a nutrition, exercise, and mindset plan with exercises and activities that can be done from home and in the Company's proprietary modular facility. Some content will be self-directed and other content will be led by a practitioner. The application will recommend support teams to users as well as activities and practitioners of those activities that are appropriate for their current circumstances. The application will connect customers to practitioners that help guide in the execution of their plan to achieve their wellness goals. The Company will also have a fleet of mobile gyms and wellness centers owned and run by practitioners on the Company's network equipped to support a variety of wellness activities. The Company's goal is to enable practitioners to have access to a facility at a low cost that meets COVID requirements and caters to those that prefer a private space to get well and give customers access to a wellness plan they can execute from anywhere.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF ACCOUNTING-The interim financial statements have been presented in conformity with accounting principles generally accepted in the United States of America (GAAP). Accounting records are maintained on the accrual basis of accounting.

REVENUE RECOGNITION- Revenues are recognized when earned and expenses related to the revenues are recorded upon completion of the event to which they are applicable regardless of the timing of related cash flows. Revenue for the Company will be recognized through subscriptions to the app, direct sales of upcycled shipping container gyms, and practitioner revenue share.

ESTIMATES-The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States of America (GAAP) that requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS- For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balance was $2,826 as of September 30, 2021.

NOTE 2 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES-(CONTINUED)</u>

ADVERTISING-The Company will build an online presence with proprietary media content through Facebook and Google to begin creating an online community. Prior to launch, the Company will host pop-up events with a mobile facility to help generate interest. A short series of testimonials will be on Youtube. There were no advertising expenses for the period ended September 30, 2021.

FAIR VALUE OF FINANCIAL INSTRUMENTS-*FASB ASC 820* requires all entities to disclose fair value of certain financial instruments in their financial statements. Accordingly, the Company reports the carrying amounts of cash and cash equivalents at approximate fair value because of the short-term nature of these instruments.

WEBSITE-The Company has a website that is currently in the planning stage of development. It was designed in-house by the Company's Chief Marketing Officer. The costs of developing a website, including the costs of developing services that are offered to site visitors must be expensed as incurred (ASC 350-50-25-2). The website design cost was $4,025 as of September 30, 2021.

NOTE 3 – <u>PATENT</u>

The Company had a provisional patent done by the Company's legal firm in Englewood, Florida. The Cost of the Patent was paid in full. A provisional patent is a document issued by the United States Patent and Trademark Office that helps protect the 12-month period before a formal patent application is filed. The Patent cost was $3,975 as of September 30, 2021.

NOTE 4 – <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company maintains its cash balances in one regional financial institution in Oregon. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company maintained a cash balance below this threshold as of September 30, 2021.

NOTE 5 – <u>RELATED PARTY TRANSACTIONS</u>

A stockholder of the Company owns the main office facility located in Foster, Rhode Island. The Company uses this facility for its general day-to-day business activities. The Company does not incur any costs related to the use of this facility.

NOTE 6 – <u>INCOME TAXES</u>

The Company accounts for income taxes in accordance with *FASB ASC 740, Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences primarily relate to operating losses that are available to offset future taxable income. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

A valuation allowance, when necessary, is established to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of *FASB ASC 740-10-25*, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns.

The Company records uncertain tax positions on the basis of a two-step process in which: (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authorities.

NOTE 6 – INCOME TAXES (CONTINUED)

The interim period deferred tax asset and income tax provision were allocated based on number of days in the period. The components of deferred tax assets as of September 30, 2021 were as follows:

Yearly:		
Current net loss	$	15,699
October-December period		7,601
Estimated "ordinary loss"	$	23,300
Permanent differences:		
50% meals		53
Temporary differences		-
Estimated taxable loss before valuation allowance		23,247
Less: valuation allowance		-
Estimated taxable loss after valuation allowance		23,247
Tax rate		28%
Estimated deferred tax asset	$	6,509
Interim Period:		
Net deferred tax asset	$	4,400

The benefit for income taxes consists of the following as of September 30, 2021:

Current	$	-
Deferred		4,400
Income tax benefit	$	4,400

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue a total number of shares of 20,000,000 shares consisting of 10,000,000 shares of Voting Common Stock (the "Voting Common Stock") having a par value of $.0001 per share and 10,000,000 shares of Non-Voting Common Stock (the "Non-Voting Common Stock) having a par value of $.0001 per share. The rights and preferences of the Voting Common Stock and the Non-Voting Common Stock shall be identical except that the holders of the Voting Common Stock shall be entitled to one vote per share and the holders of the Non-Voting Common Stock shall have no voting rights, in each case, except as provided by law.

The Company issued 1,800,000 of the Voting Common Stock as Founders' Voting Stock issued at par value of $.0001 per share.

NOTE 8 – <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through November 18, 2021, the date which the interim financial statements were available to be issued. The mobile application is yet to be developed, and a prototype is in the early development stage. The website is still in the planning stage and is expected to be fully complete by the end of the year. The fleet of mobile gyms and wellness centers are still in development and plan to be complete by early 2022. Supply chain disruptions due to the COVID-19 Pandemic has caused material supplies costs to drastically increase. The Company is also planning on opening another location in Phoenix, Arizona in early 2022.

NOTE 9 – <u>RISKS AND UNCERTAINTIES</u>

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. As a result, the Company had experienced increased material costs as a result of supply chain disruptions. While the disruption is expected to be temporary, there is uncertainty around the duration. The Company expects this matter to impact their operations, results of operations, and financial position, but the related financial impact cannot be reasonably estimated at this time.

SUPPLEMENTARY INFORMATION

NUMEE, INC.
"UNAUDITED" SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
From March 25, 2021 (Date of Inception) to September 30, 2021

GENERAL AND ADMINISTRATIVE EXPENSES		
Bank Charges and Fees	$	3
Legal and Professional Services		10,000
Meals and Entertainment		72
Office Supplies		643
Prototype Development		655
Travel Expenses		301
Website Design		4,025
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	**$**	**15,699**

See independent accountant's review report.